Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

May 27, 2020

VIA EDGAR TRANSMISSION

Mr. Christopher Bellacicco

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Destra Multi-Alternative Fund
Preliminary Proxy Statement (Registration No. 811-22572)

Dear Mr. Bellacicco:

The following responds to the Staff’s comments that you provided by telephone on May 15, 2020 regarding the review of the preliminary proxy statement (the “Proxy”) filed by Destra Multi-Alternative Fund (the “Fund”) on Schedule 14A on May 8, 2020.

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Fund’s response.

1.	Comment: The Proxy states that shareholders are being asked to approve a modification to the Fund’s repurchase schedule, “To provide time to position the portfolio for Fund shares to be listed on the New York Stock Exchange (“NYSE”) or other national securities exchange.” Please explain what that means, in plain English.

Response: Prior to listing on the NYSE or other national securities exchange, the Fund will reduce its investments in private funds. Modifying the Fund’s interval schedule to allow for annual repurchases will provide Fund managers the flexibility to reduce those positions, while maintaining focus on managing the Fund’s strategy to the benefit of the Fund and its shareholders versus focusing on (and potentially being limited by) any material quarterly outflows.

2.	Comment: The Proxy states that modifying the fundamental policy regarding repurchases may allow the Fund to more effectively reposition its portfolio, by reducing its investment in private funds, in advance of listing on the NYSE or other national securities exchange. Please further explain what repositioning the Fund’s portfolio would entail.

Response: In addition to reducing its investment in private funds, an annual repurchase interval will allow Fund managers to more effectively reposition the Fund’s portfolio in the new market environment. By reducing the meaningful fund outflows that quarterly repurchases can create, Fund managers can focus on the Fund’s investment strategy and liquidity versus managing the Fund towards the next quarterly repurchase offer.

Mr. Christopher Bellacicco

May 27, 2020

3.	Comment: The Proxy states that the Fund’s total annual fund operating expenses are expected to decrease, however, please explain what is expected to occur with regard to the management fee in particular.

Response: The Fund expects that total fund operating expenses will decrease for all classes other than Class I shares. With respect to Class I shares, total fund operating expenses may increase/decrease but are expected to remain similar. Additionally, the proposed method of calculating advisory fees on “managed assets” will result in the aggregate advisory and sub-advisory fees being higher during periods when leverage is utilized. The Fund notes, however, that prominent disclosure regarding this possible increase in advisory fees has been added in response to Staff Comment #5.

4.	Comment: Given the tentative nature of the repurchase offer amount (i.e. 20%), please disclose prominently that there is no assurance that the Fund will repurchase this amount and it could repurchase less each year if the Fund is not approved for listing.

Response: The following disclosure has been added throughout the Proxy, as appropriate:

“While the Fund generally expects to offer 20% per each annual repurchase offer, there can be no assurance that the Fund will repurchase this amount and it could repurchase less each year if the Fund is not approved for listing on the NYSE or other national securities exchange.”

5.	Comment: The proposed amendments to the advisory and sub-advisory agreements will change the way advisory fees are calculated and the aggregate amount of advisory fees would increase if investment leverage is used. Please clarify and prominently disclose that if the proposal is approved, shareholders will pay more in advisory fees.

Response: The following disclosure has been added throughout the Proxy, as appropriate:

“If the Proposal is approved and investment leverage is used, the aggregate amount of advisory fees incurred by the Fund (and therefore, paid by shareholders) would increase, even though the contractual fee rates would remain the same, depending on the Fund’s asset level.”

6.	Comment: Please succinctly state the difference between the current and proposed Expense Limitation Agreements, including whether the fee burden on shareholders is increasing or decreasing as a result of the change.

Response: At the time of listing, all existing share classes will be merged into one common share class and such share class will have one set of fees and costs going forward (i.e. there will no longer be different share classes with different fee structures and the sales loads, contingent deferred sales charges (if any), distribution fees and shareholder service fees associated with the current Class A, Class T, and Class C shares will no longer be charged). As a result, the new expense limitation agreement will reduce the fee burden on shareholders of Class A, Class T, and Class C shares. With respect to Class I, it is anticipated that shareholders will experience a modest increase in their fee burden.

Mr. Christopher Bellacicco

May 27, 2020

7.	Comment: Given the Fund’s Board of Trustees (the “Board”) believes increasing liquidity is in the best interest of shareholders, please explain how offering repurchases only once per year, if the Fund is not approved for listing on the NYSE or other exchange, is consistent with this goal.

Response: The Board believes that the increased liquidity provided through an exchange listing will allow the Fund to be managed in the best interests of shareholders, while frequent repurchase offers require that the Fund be managed with too much cash on hand. A move to an annual repurchase interval would eliminate the need for the Fund to hold cash reserves and liquid securities, or the need to sell illiquid securities, in order to meet quarterly repurchase offers; thereby allowing the Fund to pursue its existing investment objective and investment strategy through a structure that better serves shareholders.

8.	Comment: Please provide the Board considerations for the applicable proposals.

Response: The Fund has added the Board considerations from the May 15, 2020 meeting of the Board for the applicable proposals.

9.	Comment: Please provide the information necessary to complete the paragraph and the fee tables below the heading “Advisory and Sub-Advisory Fees” in Part 2.

Response: The Fund has added the aforementioned information.

10.	Comment: The Staff notes that Item 22(a)(3)(iv) of Schedule 14A requires that the “Actual Expenses” table below the heading “Advisory and Sub-Advisory Fees” in Part 2 show the current fees, which the Staff believes may be more current than the fees shown in Fund’s most recent registration statement. Please confirm that the fees provided, which are based on fiscal year end February 29, are indeed current.

Response: The Fund confirms that the fees provided are based on fiscal year end February 29, 2020.

Mr. Christopher Bellacicco

May 27, 2020

11.	Comment: Please confirm that the footnote on “Total Annual Fund Operating Expenses (after Fee Waiver and/or Expense Reimbursement)” in the “Pro Forma Expenses” table is correct.

Response: The Fund has revised the footnote reference.

12.	Comment: Under the heading “Information about Destra” in Part 2, please provide DCM’s address and if applicable, the name and address of DCM’s parent. If the parent is a corporation, please show the percent it owns. (See Item 22 (c)(3)).

Response: The Fund confirms that it has added the address of DCM, as well as the name and address of DCM’s parent.

13.	Comment: Please explain how the proposed new Expense Limitation Agreement will impact the fees paid by shareholders and whether shareholders could pay more than under the current Expense Limitation Agreement.

Response: As noted in response to Comment #6, the share class that exists after listing on the NYSE or other national securities exchange will have one set of fees and costs going forward (i.e. there will no longer be different share classes with different fee structures and the sales loads, contingent deferred sales charges (if any), distribution fees and shareholder service fees associated with the current Class A, Class T, and Class C shares will no longer be charged). As a result, the new expense limitation agreement will reduce the fee burden on shareholders of Class A, Class T, and Class C shares. With respect to Class I, it is anticipated that shareholders will experience a modest increase in their fee burden.

14.	Comment: Please confirm whether shareholders have appraisal rights. If they do not, please disclose that, as required by Item 3 of Schedule 14A.

Response: The Fund confirms that shareholders do not have appraisal rights and as requested, disclosure has been added.

15.	Comment: Please disclose the Fund’s underwriter, as required by Item 22(a)(3)(i) of Schedule 14A.

Response: The Fund has added information regarding the Fund’s underwriter, as requested.

16.	Comment: Please provide a copy of the proxy card and note that the Staff may have additional comments.

Response: The Fund has included a copy of the proxy card and understands that the Staff may have additional comments.

Mr. Christopher Bellacicco

May 27, 2020

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer